EXHIBIT 99.1

TTI Telecom Completes Internal Investigation of Telesens Acquisition

ROSH HA'AYIN, Israel, March 5, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems (OSS) to communications service providers, announced today that the Audit Committee of the Board of Directors of TTI Telecom has completed its internal investigation of the Telesens acquisition.

As previously announced, the Audit Committee, all of whose members are independent directors, initiated the investigation after Mr. Eduard Rubin, the former key shareholder of Telesens LLC, a Ukraine-based software house that was acquired by TTI Telecom in January 2008, alleged, among other things, that Mr. Moti Lipshes, an RBU (Region Business Unit) manager in TTI Telecom (the "RBU Manager"), who is also the son of Mr. Meir Lipshes, the Chairman and CEO of TTI Telecom, received improper commissions from Mr. Rubin with respect to the acquisition of Telesens. The Audit Committee was assisted in the investigation by Barlev Investigative Auditing, an Israeli accounting firm with significant experience in investigating improper business conduct.

The Audit Committee's Conclusions

Based, among other things, on the report of the independent investigator, the Audit Committee concluded that (1) a finder fee agreement between Mr. Rubin and the RBU Manager was entered into in September 2006, whereby the RBU Manager agreed to assist and promote a sale of Telesens to a third party in consideration for a finder fee; (2) in early 2007, the RBU Manager introduced Telesens to the senior management of TTI Telecom as a potential acquisition target, and in December 2007, TTI Telecom entered into a definitive agreement to acquire Telesens from its two shareholders, including Mr. Rubin; (3) both the RBU Manager and Mr. Rubin did not inform TTI Telecom of the said finder fee agreement; and (4) the evidence obtained and reviewed in the investigation did not establish any wrongdoing or improper personal conduct by Mr. Meir Lipshes, the Chairman and CEO of TTI Telecom, or any other employees, officers or directors of TTI Telecom, and the Audit Committee continues to have full confidence in the integrity of the current management team.

The Audit Committee's Recommendations

In light of the above conclusions, the Audit Committee made the following recommendations, as endorsed by the Board of Directors, to instruct management (1) to terminate the engagement with the RBU Manager immediately and examine all other legal remedies available to the Company under the circumstances; (2) to explore the legal status of the Company regarding Telesens and Mr. Rubin under the circumstances; and (3) to prepare and present to the Audit Committee a report regarding the clarity of the existing prohibition on personnel and contractors of the company from engaging in improper personal gain, and to suggest remedial measures if needed.

TTI Telecom further reported that it does not expect the results of the internal investigation and related procedures to have any impact whatsoever on its financial results for the year ended December 31, 2008 or any other period.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, uncertainties relating to internal investigation, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

For more information, please visit www.tti-telecom.com

CONTACT: TTI Telecom
         Rebecca (Rivi) Aspler, Investor Relations Manager
         +972-3-926-9093
         Mobile: +972-54-777-9093
         Fax:    +972-3-926-9574
         rebecca.aspler@tti-telecom.com